NATION ENERGY INC.

RPO Box 60610 Granville Park

Vancouver, British Columbia

Canada  V6H 4B9

Tel: 604-331-3399

Nation Energy Inc. Announces Restated Paltar Agreement

VANCOUVER, November 28, 2014 – Nation Energy Inc. (the “Company”) (OTCBB: NEGY) is pleased to announce that it has signed an Amended and Restated Agreement with Paltar Petroleum of Australia.  The transaction was initially disclosed by the Company on October 18, 2013.

As previously disclosed, the Company proposes to acquire exploration acreage and development permits in respect of land located in Australia.  The Amended and Restated Agreement expands the acreage to be acquired and sets a new timetable for completion of the transaction, to April 15, 2015.  A more comprehensive discussion of the Amended and Restated agreement and the transaction is included in the Company’s continuous disclosure documents filed on EDGAR and SEDAR.

For further information, please contact the Company at 604-331-3399.